UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

1 SE 2nd St. Suite 2000

Miami, FL 33131

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Financial Statements for the period ended September 30, 2021

The Company is furnishing Unaudited Consolidated Financial Statements of Ehave Inc. for the Three and Nine Months Ended September 30, 2021as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements of Ehave Inc. for the Three and Nine Months Ended September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHAVE, INC.

May 23, 2022	By:	/s/ Ben Kaplan
Ben Kaplan
Chief Executive Officer